[USAA     9800 Fredericksburg Road
EAGLE     San Antonio, Texas 78288
LOGO (R)]


December 22, 2009


VIA EDGAR



Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Responses to Comments on Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-07852)

Dear Ms. Lithotomos:

     On behalf of the above-referenced registrant, set forth below are the comments that you provided on November 19, 2009, concerning Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A (the Post-Effective Amendment) of USAA Mutual Funds Trust (the Trust), which was filed with the U.S. Securities and Exchange Commission (the SEC) on September 30, 2009, and the Trust's responses thereto. Your comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment (the Amendment).

     Your comments have been addressed, to the extent applicable, and unless stated otherwise, with regard to each of the USAA Funds contained within the Amendment.

FEE AND EXPENSES

     IN THE MANAGEMENT FEE LINE ITEM OF THE FEE TABLE, INCLUDE THE MANAGEMENT FEE INDEPENDENT OF ANY PERFORMANCE FEE ADJUSTMENT.

          The Trust includes the audited management fee net of any performance fee adjustment within the Management Fee line item and believes that disclosing the impact of the performance fee adjustment within the Management Fee line item is consistent with the requirements of Form N-1A and with the Funds' audited financial statements. Further, as discussed below, excluding the performance fee adjusted from the Management Fee line item could lead to potentially misleading disclosure.

          Inclusion of the performance fee adjustment within the Management Fee line item is consistent with the requirements of Form N-1A. Instruction 3(a) to Form N-1A states "'Management Fees' include investment advisory fees (INCLUDING ANY FEES BASED ON THE FUND'S PERFORMANCE) [emphasis added], any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as 'Other Expenses.'" Therefore, the Trust has "included" the performance fee adjustment within the Management Fee line item per the instructions to N-1A.

Ms. Valerie Lithotomos
December 22, 2009
Page 2


          In addition, separation of the management fee from the performance fee could create misleading disclosure. Taking the Aggressive Growth Fund as an example, the Amendment shows the performance fee adjusted the Management Fee line item downward by 0.03%. Therefore, the Management Fee line item shows a net fee adjusted downward by the amount of the performance fee adjustment. In a circumstance where the inverse is true, and a positive performance fee adjustment is applicable, it would likewise not be appropriate to show the Management Fee line item exclusive of the additive performance fee adjustment, and could therefore result in misleading disclosure.

     REMOVE THE SENTENCE IN FOOTNOTE (A) STATING "THE PERFORMANCE  ADJUSTMENT IS
     CALCULATED  BY  COMPARING  THE  FUND'S   PERFORMANCE  DURING  THE  RELEVANT
     PERFORMANCE PERIOD TO THAT OF THE [INDEX]."

          Per the Staff's request, the Trust has deleted this sentence for each applicable USAA Fund in footnote (a) accordingly.

     WITH RESPECT TO FOOTNOTE (B) FOR THOSE FUNDS THAT HAVE A VOLUNTARY EXPENSE REIMBURSEMENT, DELETE THE FOOTNOTE.

          The Trust has made the requested change.

                                    * * * * *

     Should you have any further comments on this matter, or any questions, please contact me at (210) 498-4103.

                                      Sincerely,


                                       /s/ Christopher P. Laia
                                       Christopher P. Laia





cc:      Mark S. Howard, Esq.

         USAA Investment Management Company